KRIS SCHUMACHER

Business leader with over 20 years of experience in change management, M&A strategy and integrations, pricing strategy, contract negotiations, deal structuring, and systems implementations

EXPERIENCE

New Majority Capital   2022-present
Founding Partner
- *Lead Generation, Due Diligence, Fundraising, and strategy for a DEI Impact platform focusing on small business acquisition*

Earth Abode Group (Small Business Acquisition Vehicle)   2020-present
Chief Investment Officer
- *Structured and negotiated the acquisition of ABC Longhorn Moving in Austin, Texas using the SBA 7a loan program*
- *Performed due diligence on several moving and storage companies in Texas*
- *Developed an integration plan and hiring strategy to transition ABC Longhorn to new owners*
- *Developed strategy and financing plan for a roll-up of regional moving companies in Texas*

ACETO (New Mountain Capital portfolio company)   2020-present
Director of Pricing
- *Implementing a change management process centered around commercial excellence as part of a Private Equity backed roll-up of chemical manufacturing companies*
- *Building Pricing systems, tools, processes, and strategies to integrate multiple acquisitions into a global organization*

4P Foods (ranked 432 on Inc. magazine's 2020 list of fastest growing private companies)   2017-2020
CFO and Advisor
- *Structured and negotiated several acquisitions of small businesses*
- *Oversaw two fundraising rounds, and set financial strategies enabling company to grow from $700k to $12M in revenue*
- *Managed Investor relations*

Other STARTUP & SMALL BIZ CONSULTING   2011-present
- ***CocoaCompassion*** – *negotiated joint ventures, contracts, and leases, and helped to launch multiple products in Baltimore*
- ***B'zT*** – *Financial strategy, New Product roll out, contract negotiations, Investor relations – currently in Series A financing*
- ***Nextdoorganics***, *CFO and Investor relations. Built a storefront in Brooklyn serving 4,000 customers throughout NYC*
- ***Food Future Co*** – *Mentor for portfolio companies, provided training and consulting to entrepreneurs*

METCO   2009-2020
Director of Global Pricing – Surface Solutions Segment ($1B division)
- Integrated global deal desk operations for multiple acquisitions
- Managed Product lifecycle management initiatives
- Achieved 7 digit cost savings through the execution of supply chain and product management initiatives

STANDARD MOTOR PRODUCTS   2004-2009
Head of Pricing Department
- Consolidated pricing and product positioning strategies across multiple brands as part of a $400M post-acquisition integration
- Automated sales finance reporting to cut the close period by more than 50%
- Achieved 6% YoY price increases while maintaining market share, in collaboration with the sales team

THE CITY OF ATTLEBORO EDC, MA.   2002-2004
MBA Student Consultant
- Developed research based recommendations for improving the business climate in the city

HEAVYLIGHT, Inc. (start-up special effects house serving the film industry)   1998-2002
Technical Director
- Brought the company from small, unpredictable gigs to processing 4-5 features per month at a $250kMRR

EDUCATION

BABSON COLLEGE, Wellesley, MA   **MBA**
PRATT INSTITUTE, Brooklyn, NY   **BFA**, Media Arts
Food-X accelerator, New York, NY   program graduate